UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   April, 2013

Commission File Number: 000-51747

VioSolar Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Viosolar, Inc.  (the "Company") today advised by press release that it has changed its auditors from ABBM Group, Ltd LLP, Chartered Accountants (the "Former Auditors") to BF Borgers CPA PC Chartered Accountant (the "Successor Auditors") effective March 27, 2013.

At the request of the Company, the Former Auditors resigned as auditors of the Company effective March 27, 2013. The Board of Directors of the Company on the recommendation of the Company's Audit Committee has appointed the Successor Auditors as the Company's auditors in place and stead of the Former Auditors effective April 9, 2013 until the close of the next annual general meeting of the Company.  There were no consultations between us and the Successor Auditors prior to their appointment.

There were no reservations in the Former Auditors' reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditors' resignation. There are no reportable events between the Company and the Former Auditors.

We have requested that the Former Auditors furnish us with a letter addressed to the Commission stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 16.1.

This change in independent accountants was approved by our Board of Directors.

Exhibits	Description
16.1	Letter from ABBM Group, Ltd LLP	Filed herewith.
16.2	Letter from BF Borgers CPA PC	Filed herewith
99.1	Press release dated April 11, 2013	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR, INC.
(REGISTRANT)

Date: April 11, 2013	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President and Chief Executive Officer